November 2, 2006

By Facsimile and Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Matritech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 1-12128

Dear Mr. Rosenberg:

On behalf of Matritech, Inc. (the “Company”), this letter contains the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 19, 2006 to Mr. Stephen D. Chubb, the Company’s Director, Chairman and Chief Executive Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

330 Nevada Street, Newton, MA 02460
(617)928-0820

United States Securities and Exchange Commission
November 2, 2006

1.
Please provide us in a disclosure-type format revised discussions regarding your revenue fluctuations from comparative periods to separately quantify the fluctuations attributable to price and volume changes as required by Rule 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment we are providing revised discussion regarding our revenue fluctuations from comparative periods as follows:

“The increase in revenue from our NMP22 product line is due to a $3,223,000 sales increase in NMP22 BladderChek Test sales, offset by a $3,000 unfavorable exchange rate impact and by a $46,000 decline in our NMP22 Test Kit sales. The $3,220,000 net increase in NMP22 BladderChek Test sales is comprised of an approximate $3,808,000 increase in volume, primarily in the U.S. and Germany, offset by a $588,000 decline in average selling price. The $46,000 decline in our NMP22 Test Kit sales was principally due to lower customer volume. Our NMP22 BladderChek Test sales accounted for approximately 90% of sales in the NMP22 product line in 2005, compared to 83% in 2004, and 74% of our total revenue in 2005, compared to 60% in 2004. Our NMP22 BladderChek Test sales growth is the result of expanding our direct-to-the-doctor sales staff in the U.S., continuing our direct-to-the-doctor selling activity in Germany and obtaining additional reimbursement coverage by health plan insurance payors throughout the United States. We include in the category of NMP22 Test Kit sales, the sale by Diagnostic Products Corporation (“DPC”) in Germany of a fully automated laboratory test incorporating our NMP22 technology that DPC manufactured for use on its automated laboratory analyzers. We terminated our Product Supply and Marketing Agreement with Diagnostic Products Corporation effective December 31, 2005.

The decrease in revenue from our non-NMP22 products (other product sales) is mainly due to a decrease in the sales volume of third party allergy and other diagnostic products, principally in Germany. Our distribution agreement with Hitachi Chemical Diagnostics, Inc. was terminated effective September 30, 2005 and in the fall of 2005, Matritech GmbH began selling allergy products manufactured by another company. We expect sales of these allergy products by Matritech GmbH to continue for at least the near term, but we expect our Other Product Sales will be lower than in the past due to lower sales volumes. If we do not continue to sell another allergy product line, our Other Product Sales in future quarters could be as much as 50% less than in previously reported quarters.”

We will address such price and volume change fluctuations in future filings.

United States Securities and Exchange Commission
November 2, 2006

Liquidity and Capital Resources, page 49

2.
Please explain to us how your Days Sales Outstanding, or DSO, decreased from 43 days at December 31, 2004 to 40 days at December 31, 2005 when your accounts receivable for the comparable periods increased at a greater rate than your annual revenues. In your response, please provide us your DSO computations for December 31, 2004 and 2005 as well as for June 30, 2006.

Our DSO figure as of the end of each fiscal period omits two types of transactions. First, we do not include in DSO any amount due from or any shipments to distributors. As disclosed on page 42 of our Form 10-K for the year ended December 31, 2005, in 2004 and 2005 we did not recognize revenue upon shipment to most of our distributors because we lacked sufficient history with these distributors to estimate returns. In contrast, however, accounts receivable on our balance sheets include all unpaid amounts due from these distributors even if we have not recorded any revenue from them. This anomaly - reported receivables and unreported sales - has affected our DSO calculations, particularly in the early stages of new distributor relationships. Second, for the period ended December 31, 2005, we also included in accounts receivable a $252,000 reimbursement due from a supplier. As this sum was not related to revenue, it also was not included in the DSO calculation. We have consistently followed this method of calculating DSO as reflected in the chart below for the periods ending December 31, 2004, December 31, 2005 and June 30, 2006.

The DSO calculations for the periods identified in your question are as follows:

DSO Calculation	6/30/2006	12/31/2005	12/31/2004

A/R per Balance Sheet	1,251,597	1,534,096	884,057
Distributor A/R	(139,780)	(192,623)	(49,632)
Receivable from Vendor	(18,618)	(251,625)	—
A/R Balance from End-Users (a)	1,093,199	1,089,848	834,425

Product sales per P&L	2,799,041	10,290,096	7,274,791
Shipments to distributors	(147,990)	(507,867)	(278,216)
Product sales to End Users (b)	2,651,051	9,782,229	6,996,575

United States Securities and Exchange Commission
November 2, 2006

Calculation
Product sales above (b)	2,651,051	9,782,229	6,996,575
Days in period (c)	91	360	360
Daily sales (b)/(c) = (d)	29,132	27,173	19,435
DSO (a)/(d)	38	40	43

Critical Accounting Policies and Estimates, page 58

3.
Please provide us in a disclosure-type format a revised discussion that shows how accurate your estimates have been in the past by disclosing for each period presented how they have changed in the past and whether and to what extent your estimates at the latest balance sheet are reasonably likely to change in the future.

In response to the Staff’s comment we are providing revised discussion regarding our estimates as follows:

“Historically, there have been no material changes in the assumptions or methodologies used to determine our estimates. Our estimates have not been materially different from the actual experiences. On a quarterly basis, we analyze the assumptions and the underlying data used in our methodologies that determine our estimates. We do not currently expect any material change in the assumptions or methodologies that are used to determine our estimates.”

We will address the accuracy of our estimates and the likelihood of making material changes to assumptions and methodologies used to determine estimates in future filings.

Revenue Recognition, page 58

4.
Please reconcile your disclosure herein that you recognize deferred product revenue when your distributor reports it has either utilized the product or the product shelf life has expired to the disclosure in your policy footnote on page F-10 where you indicate that you recognize this deferred revenue when the distributor reports that it has been shipped or disposed. Please also tell us your policy for accepting returns and explain why the recognition of revenue upon the expiration of the shelf life is appropriate.

United States Securities and Exchange Commission
November 2, 2006

We disclose on page 58 that we recognize revenue when a distributor utilizes the product, which we expect would usually involve a sale of the product to an end-user, or when the shelf life of the product has expired, so that it can no longer be reliably used as a medical test. In our policy footnote on page F-10, we state that we recognize revenue from a distributor when it reports shipment or disposal of the product. We believe that shipment is the equivalent of utilizing the product and that disposal will occur when the shelf life of the product has expired so it can no longer be shipped or utilized. We believe the Staff has highlighted an inadvertent use of alternate terminology to refer to the same events and we will use consistent terminology in both our Management Discussion & Analysis and in footnotes in future filings.

Our general policy is to accept no returns of any products sold. However, we have made exceptions to this policy for some physician customers in unusual circumstances, and we have deducted allowances for returns as a reduction of revenue. We have had no returns from any of our distributors in fiscal 2004, 2005 and 2006 to date.

Our products are sophisticated in vitro medical diagnostic devices which utilize antibodies and biomarkers to assess the existence of, or level of, specific antigens in body fluid samples that may be correlated with specific cancers. Because the components of these tests could degrade over time and produce inaccurate results, we conduct real time stability testing both initially prior to submission to the U.S. Food and Drug Administration and also on a continuing basis. These stability data are the basis for our labeled shelf life, the period of time during which we believe the test will reliably produce valid results. The shelf life of the product is included on the packaging so that users know when the test should be discarded if it has not yet been used. We believe it is appropriate to recognize revenue when the product has exceeded its labeled shelf life.

Consolidated Financial Statements

Note 12: Subsequent Events, page F-29

5.
It appears that the registration rights provisions of your January 2006 Secured Convertible Notes and related warrants are similar to those of your March 2005 Series A Convertible Preferred Stock and related warrants. However, your accounting for a registration rights liability in the case of the former and a warrant liability in the case of the latter does not appear to be consistent. Please explain to us your accounting for each of these issuances and reference the authoritative literature you relied upon to support your accounting. If you used differing accounting models for your instruments and believe both comply with

United States Securities and Exchange Commission
November 2, 2006

GAAP, please tell us how this accounting change complies with GAAP. Please refer to APB 20 including paragraphs 15 and 16.

The registration rights associated with the January 2006 Secured Convertible Notes ("2006 Registration Rights") differ from the registration rights associated with the March 2005 Series A Convertible Preferred Stock ("2005 Registration Rights").

The accounting method for the 2006 Registration Rights is determined by the provision requiring us to continue listing our stock on a National Market for as long as investors own any shares acquired upon conversion of the January 2006 Secured Convertible Notes (“Listing Obligations”). This term is not included in the 2005 Registration Rights.

The following table reflects each of the events associated with our January 2006 Secured Convertible Notes (the “2006 Notes”), the accompanying warrants (the “2006 Warrants”), our 2005 Preferred Stock and the accompanying warrants (the “2005 Warrants”) which could trigger a requirement to pay cash liquidated damages and the instrument to which the trigger applies, including the above-noted Listing Obligations.

Cash Penalty Upon Trigger Event?
	2005 Warrants	2005 Preferred Stock	2006 Warrants	2006 Notes
Registration Obligation Triggers
(1) the initial registration statement is not timely filed	Yes	Yes	Yes	Yes
(2) the initial registration statement is not timely declared effective	Yes	Yes	Yes	Yes
(3) a registration statement does not remain effective for resale of shares	No	Yes	No	Yes
(4) an additional registration statement is not timely filed or timely declared effective if additional shares are required to be registered for resale following stockholder action or anti-dilutive issuances
	No	Yes	No	Yes
Listing Obligation Triggers
(5) our common stock is delisted after the initial registration statement is declared effective	No	No	No	Yes

Obligation (5) is the important difference between the 2006 Registration Rights and the 2005 Registration Rights because it represents a potential liability which is not

United States Securities and Exchange Commission
November 2, 2006

extinguished by the passage of time and an exposure that could last much longer than obligations (1), (2), (3) or (4) of the 2005 Registration Rights and the 2006 Registration Rights. Obligation (5) is applicable only to the 2006 Notes (including the shares acquired upon conversion of the 2006 Notes), not to the 2006 Warrants.

All of the obligations related to the 2005 Registration Rights are limited to two years. In contrast, our Listing Obligations in our 2006 Registration Rights extend for as long as investors hold the 2006 Notes or any stock received upon conversion of the 2006 Notes. This obligation could extend our liability to the holders substantially beyond the two-year 144(k) holding period.

If we had applied the same accounting treatment to the liabilities associated with the 2006 Registration Rights as we did to the 2005 Registration Rights, we would have (i) omitted from our financial statements an explicit valuation of the potential delisting liability, (ii) omitted from our financial statements a mechanism to value the change in that liability over the time it was outstanding, and (iii) provided no way to recognize the existence of that liability in our financial statements if it remained outstanding beyond the three year life of the 2006 Notes. The result would have been that, once all deferred financing costs, beneficial conversion features and debt discounts had been amortized, there would be no entry in our financial statements reflecting any additional potential liability.

To avoid these omissions, to present this additional risk in our financial statements and to fairly value this risk over time, we explicitly segregated all of the potential cash penalties in our 2006 Registration Rights as a separate liability in accordance with View C (Split Treatment) of Emerging Issues Task Force (“EITF”) 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 05-04”).

The result of applying EITF 05-04 (View C) to account for the Listing Obligations and related liabilities associated with the 2006 Registration Rights is that the 2006 Warrants and the 2005 Warrants were accounted for differently. We do not view this to be a change in accounting principle (under FAS 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”, which was effective January 1, 2006) but rather the application of different accounting pronouncements to record different financial instruments with different obligations.

2005 Preferred Stock and 2005 Warrants

We accounted for the warrants and related registration rights of our 2005 Series A Convertible Preferred Stock financing ("2005 Financing") under Emerging Issues Task

United States Securities and Exchange Commission
November 2, 2006

Force (“EITF”) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”). Under EITF 00-19, a derivative instrument, such as a warrant, that has a potential for net cash settlement, including liquidated damages, requires that the derivative financial instrument be recorded at fair value as a liability and that subsequent changes in fair value be reflected in the statement of operations. We concluded that the liquidated damages provision in the Registration Rights Agreement applicable to the 2005 Warrants met the definition of net cash settlement under EITF 00-19. In accordance with EITF 00-19, the fair value of the 2005 Warrants was accounted for as a liability at March 4, 2005, the closing date, and the subsequent changes in the fair value of the 2005 Warrants were reflected on the Consolidated Statement of Operations as mark-to-market warrant adjustments. On April 18, 2005, we and the investors amended the Registration Rights Agreement to eliminate any obligation to pay liquidated damages with respect to a failure to maintain the effectiveness of a registration statement covering resale of the common stock underlying the 2005 Warrants. The effect of this amendment under EITF 00-19 was to eliminate mark-to-market accounting relative to the 2005 Warrants once the initial registration statement covering resale of these shares was declared effective. On May 9, 2005, that registration statement was declared effective and the 2005 Warrants were then reclassified as equity because there was no future potential for a net cash settlement with regard to the 2005 Warrants.

2006 Notes and 2006 Warrants

We accounted for the 2006 Warrants and 2006 Registration Rights under EITF 05-04 (View C), which was issued in June 2005.

As is reflected in EITF 05-04, there are diverse models that may properly be used to account for registration rights agreements which contain liquidated damages provisions. Two of these models account for the warrants and registration rights as a unit and the third treats the two as separate instruments. The models are summarized below:

•
Combined Treatment: The warrant and registration rights should be treated as a combined unit and evaluated as a single instrument under EITF 00-19 and FAS 133. Two views exist under this method. Under the first view, if the liquidated damages represent no greater than the difference in fair value between a registered share and an unregistered share, the combined instrument should be accounted for as equity (as long as the other requirements of paragraphs 12-32 of EITF 00-19 are met). Under the second view, the unit is not considered indexed to the company's own stock under EITF 01-6 since a penalty based on a daily amount or percentage is not indexed to equity. Thus, it fails to meet the conditions for equity classification under EITF 00-19, which results in the unit being classified as a

United States Securities and Exchange Commission
November 2, 2006

liability and accounted for as a derivative.

•
Split Treatment: The warrant instrument and the registration rights should be treated as separate instruments. Companies need to (a) evaluate the warrants under EITF 00-19 to determine the appropriate classification and (b) account for the registration rights as a derivative liability under FAS 133.

In January 2006, we closed a Secured Convertible Note financing with warrants and related registration rights and listing obligations including liquidated damages ("2006 Financing"). The 2006 Financing included the obligation to register the shares to be acquired upon conversion of the 2006 Notes or exercise of the 2006 Warrants in a timely manner and the obligation to keep the Company’s stock listed on a national exchange.

Due to the fact that potential liability resulting from obligation (5) related to the 2006 Notes was different than the obligations and potential liability affecting either the 2005 or 2006 Warrants or the 2005 Preferred Stock, we determined that the the registration rights relating to the 2006 Financing should be accounted for separately as a freestanding instrument under the split treatment of EITF 05-04 (View C). Under either form of the combined treatment described above, the Listing Obligations would disappear from our balance sheet upon the conversion or retirement of the 2006 Notes despite the fact that our potential liability remains until the sale by the investors of the common stock acquired upon conversion of the 2006 Notes. Because we concluded that the proper accounting treatment was to follow EITF 05-04 (View C), we allocated the 2006 Financing proceeds among the 2006 Notes, the 2006 Warrants and the registration rights agreement liability. The 2006 Warrants were evaluated under EITF 00-19 and were classified as equity. Under FAS 133, the registration rights agreement obligation was recorded at its full fair value as a liability with subsequent changes in fair value reflected in our consolidated statement of operations.

In view of the complexity and diversity with respect to models for accounting treatment for these types of financings, we provided detailed disclosures of both financings and the related accounting in our consolidated financial statements. We believe the selection of EITF 00-19 accounting treatment was proper for the 2005 Financing as EITF 00-19 was then the only authoritative accounting guidance available for these complex and interrelated instruments. We believe the selection of EITF 05-04 for the 2006 Financing was also proper as it represented the most appropriate accounting guidance for the specific facts of the 2006 Financing.

In October 2006, the Financial Statements Accounting Board (“FASB”) issued a proposed FASB Staff Position (“FSP”) No. EITF 00-19-b, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-b”) to provide clarity to the accounting for

United States Securities and Exchange Commission
November 2, 2006

 registration rights or payment arrangements. Under FSP EITF 00-19-b, issuers would be required to separately recognize and measure a contingent obligation to make future payments under a registration payment arrangement in the same way we have accounted for our 2006 Registration Rights under EITF 05-04.

We considered paragraphs 15 and 16 of APB 20 which was replaced by paragraphs 12 and 13 of FAS 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"), which became effective for us on January 1, 2006. As noted above, we concluded that APB 20 was inapplicable as there was no change in accounting principle but rather the application of different accounting principles to record different financial instruments with different obligations.

Form 10-Q for the quarter ended June 30, 2006

Financial Statements (Unaudited)

Condensed Notes to Unaudited Consolidated Financial Statements

Note 2:   Summary of Significant Accounting Policies

(e) Stock-Based Compensation, page 7

6.
Please provide us in a disclosure-type format a revised disclosure of your accounting policy for your options granted with performance-based vesting under SFAS 123R. Please disclose the nature of the performance criteria and how you recognize compensation expense for these instruments.

In response to the Staff’s comment we are providing revised discussion for future filings regarding our performance-based vesting as follows:

“Compensation cost is calculated using the number of awards that we expect to vest and is adjusted to include those awards that ultimately do vest. Performance-based restricted stock vests upon the achievement of pre-established operating result targets associated with the 2007 fiscal year. Compensation cost is recorded for these awards based upon assessment of the likelihood of achieving the performance targets, net of an estimate of pre-vesting forfeitures. We reassess the likelihood of vesting at each reporting period and adjust compensation cost as appropriate.”

United States Securities and Exchange Commission
November 2, 2006

7.
Please explain to us why your unrecognized compensation cost related to restricted stock and restricted stock units granted under your stock plans at June 30, 2006 is only $146,366 when the fair value of your 2006 grants appears to be approximately $382,000 and it does not appear that you recorded any significant compensation for these grants through June 30, 2006.

There are two primary reasons why the unrecognized compensation cost related to restricted stock and restricted stock units as of June 30, 2006 is lower than the fair value recorded for the 2006 grants. First, in calculating the unrecognized compensation cost, we applied the estimated forfeiture rates to the awards. We also used our assessment of the likelihood of achieving the performance targets when we calculated compensation cost for the performance-based awards. These two factors substantially reduced the unrecognized compensation cost for these awards.

Note 5:   Secured Convertible Notes, page 12

8.	Please provide us in a disclosure-type format an explanation of your accounting for the unamortized debt discount associated with notes converted by the noteholders before maturity.

In response to the Staff’s comment we are providing in a disclosure-type format an explanation of our accounting upon early conversion of the notes for future filings as follows:

“When noteholders convert any of the Secured Convertible Notes prior to maturity, the proportionate share of the remaining unamortized debt discount, debt issuance costs and beneficial conversion feature related to the amount of converted principal is charged to expense in the current period and the amount remaining is charged to expense over the remaining term of the Secured Convertible Notes.”

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings as indicated in the above responses.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

United States Securities and Exchange Commission
November 2, 2006

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 928-0820.

Sincerely,

MATRITECH, INC.

/s/   Stephen D. Chubb
By:  Stephen D. Chubb
        Chairman and Chief Executive Officer

cc:	Mark Brunhofer, Senior Staff Accountant
Securities and Exchange Commission
Barbara M. Johnson, Legal Counsel
Choate, Hall & Stewart LLP